





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Throckmorton Street
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Mengis — 817-877-4256 Ext 204 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek Patyk & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 Interstate 20	Arlington	Texas	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Jerry Singleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jerry Singleton
Signature

Chief Executive Officer
Title

Beverly Hutchison
Notary Public

BEVERLY HUTCHISON
Notary Public, State of Texas
Comm. Expires 09-18-2022
Notary ID 793443-5

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm..... 1

Statement of Financial Condition........................... 3

Statement of Income....................................... 4

Statement of Stockholders' Equity......................... 5

Statement of Cash Flows................................... 6

Notes to Financial Statements............................. 7

Supplementary Information Required by SEC Rule 17a-5:

Schedule I.. 10

Independent Accountant's Report on Applying Agreed-Upon
    Procedures Related to an Entity's SIPC Assessment
    Reconciliation   11

Schedule of Assessment and Payment to the Securities
    Investor Protection Corporation (SIPC) Under
    Rule 17a-5(e)(4) of the Securities and Exchange Commission   13

Independent Accountant's Report on Exemption Report   14

Exemption Report   15

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Signal Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signal Securities, Inc. (the Company) as of December 31, 2018, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes(collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Signal Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and we are required to be independent with respect to the Signal Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

Auditor's Report on Supplemental Information

The Schedule I Computation of Net Capital Under SEC Rule 15c 3-1 (Schedules
II, III and IV are not applicable) has been subjected to audit procedures
performed in conjunction with the audit of Signal Securities Inc.'s
financial statements. The supplemental information is the responsibility of
Signal Securities Inc.'s management. Our audit procedures included
determining whether the supplemental information reconciles to the
financial statements or the underlying accounting and other records, as
applicable, and performing procedures to test the completeness and accuracy
of the information presented in the supplemental information. In forming
our opinion on the supplemental information, we evaluated whether the
supplemental information, including its form and content, is presented in
conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation
of Net Capital Under SEC Rule 15c 3-1 is fairly stated, in all material
respects, in relation to the financial statements as a whole.

Rhodes Orick Patyk & Company

We have served as the Company's auditor since 1995.

Arlington, Texas
February 20, 2019

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:

Cash	$	549,101
Restricted cash		345,620
Clearing deposit and money market		111,592
Receivable from dealers		182,488
Prepaid assets		9,677
Total current assets		1,198,478

PROPERTY AND EQUIPMENT, AT COST,
net of depreciation (Note 2)   18,132

Total Assets $ 1,216,610

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accrued commissions	$	427,221
Accounts payable and accrued liabilities		404,829
Total current liabilities		832,050

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5 and 6)

Common stock, par value $1 per share, 100,000 shares authorized, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	79,226
Retained earnings	280,334
Total stockholders' equity	384,560
Total Liabilities And Stockholders' Equity	$ 1,216,610

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:

Commissions income	$ 3,872,356
Management fees	3,137,196
Interest income	12,200
Other income	99,316
Total revenues	7,121,068

EXPENSES:

Commissions expense	5,356,793
Regulatory fees	68,054
Operating overhead	1,611,572
Clearing charges	35,935
Total expenses	7,072,354
NET INCOME	$ 48,714

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings
BALANCE AT DECEMBER 31, 2017	25,000	$25,000	$79,226	$ 231,620
NET INCOME	–	–	–	48,714
STOCKHOLDER DISTRIBUTIONS	–	–	–	–
BALANCE AT DECEMBER 31, 2018	25,000	$25,000	$79,226	$ 280,334

The accompanying notes are an integral part
of these financial statements

–5–

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	48,714
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation expense		6,528
Decrease in restricted cash		726,692
Decrease in receivable from dealers		20,387
(Increase) in prepaid assets		(16,517)
(Decrease) in accrued commission		(40,970)
(Decrease) in accounts payable and accrued liabilities		(732,617)
NET CASH GENERATED FROM OPERATING ACTIVITIES		12,217

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of equipment	(4,065)
Increase in investments	(2,786)
NET CASH (UTILIZED) FROM INVESTING ACTIVITIES	(6,851)

CASH FLOWS FROM FINANCING ACTIVITIES:

NET CASH (UTILIZED) FROM FINANCING ACTIVITIES	-

NET INCREASE IN CASH AND CASH EQUIVALENTS		5,366
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		543,735
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	549,101

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). From October 21, 1986, to September 9, 1988, the Company was dormant.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and restricted cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents. Restricted cash represents monies held for the benefit of customers.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	7 years
Furniture and Fixtures	7 years
Data Processing Equipment	5 years
Leasehold improvements	10 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2018 was $5,130.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 21,815
Furniture and Fixtures	29,204
Data Processing Equipment	81,056
Leasehold improvements	3,212
	135,287
Less accumulated depreciation	(117,155)
	$ 18,132

Depreciation expense for the year ended December 31, 2018, was $6,528.

(3)   PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a safe harbor contribution for all eligible participants under the plan. The Board of Directors elected a safe harbor contribution equal to 3% of eligible participants' total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $29,189 for the year ended December 31, 2018. For the year ended December 31, 2018, the Company's discretionary and matching contribution to the trust totaled $58,378. Of this total, $58,378 is payable and is included in the accrued liabilities on the financial statements.

(4)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2018 through February 20, 2019, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(5)   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group. At December 31, 2018, the Company has net capital of $328,590, which is in excess of its required net capital.

(6)   FOCUS REPORT PART II DIFFERENCE:

Difference between the accompanying financial statements and the Company's December 31, 2018, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 1,006,313	$ 1,006,313	$ 0
Receivable from dealers and securities	182,488	182,488	0
Other current assets	9,677	0	9,677
Property and equipment, net	18,132	27,809	(9,677)
Accounts payable, accrued liabilities, expenses and other payables	832,050	832,050	0
Stockholders' Equity	384,560	384,560	0
			$ 0

(7)   COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The existing lease has a term of 6 years with a commencement date of January 1, 2017. The lease will expire December 31, 2022.

The following is a schedule of future minimum rental payments required under this lease as of December 31, 2018:

Year Ending December 31	Amount
2019	$ 95,940
2020	101,270
2021	101,270
2022	101,270
	$ 399,750

The rent expense for the year ended December 31, 2018 was $99,620.

At December 31, 2018, the Company is involved in various interrelated arbitration cases resulting from the ordinary course of business. The Company is covered by its errors and omission insurance policy on these arbitration cases since the Company has paid its deductible on the insurance policy. The case is in its early stages, but it is reasonable to believe that any damages proven will fall within the limits of the Company's insurance coverage limits and the Company will have no further liability. The amount paid toward the deductible is recorded as an expense in the statement of income for the year ended December 31, 2018.

SIGNAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 384,560
DEDUCTIONS	(54,924)
NET CAPITAL BEFORE HAIRCUTS	329,636
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(1,046)
NET CAPITAL	$ 328,590

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 832,050
TOTAL AGGREGATE INDEBTEDNESS	$ 832,050

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 55,470
or	
Minimum Dollar Net Capital	100,000
Minimum Net Capital Required	$ 100,000

Ratio: Aggregate Indebtedness to Net Capital	2.53 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2018)

Net Capital as Reported in Company's Part II Focus Report	$ 328,590
Adjustments	0
Net Capital Per Above	$ 328,590

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

Signal Securities, Inc.:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Signal Securities, Inc., and the SIPC, solely to assist you and SIPC in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Signal Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the Annual audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

2170 West Interstate 20 • Arlington, Texas 76017 817-274-1700 • FAX 817-261-0119

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on Signal Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Signal Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Quick Potyk & Company

Arlington, Texas
February 20, 2019

SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2018

GENERAL ASSESSMENT	$	1,805
LESS PAYMENT MADE 7/20/18 WITH SIPC-6		(996)
ASSESSMENT BALANCE DUE	$	809
ASSESSMENT PAID WITH FORM SIPC-7	$	809

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

12/31/18

TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9	$	7,121,068
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	5,868,481
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	35,934
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	8,652
Other revenue not related either directly or indirectly to the securities business	0
Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts	4,880
TOTAL DEDUCTIONS	5,917,947
SIPC NET OPERATING REVENUE	$ 1,203,121
GENERAL ASSESSMENT @ .0015	$ 1,805

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Registered Public Accounting Firm's Report
on Exemption Report

To the Board of Directors of

Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Signal Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which Signal Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(ii) and (k)(2)(i) and 2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Signal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas
February 20, 2019

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2018

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2018 without exception.

Signal Securities, Inc.

I, ___Jerry Singleton___, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ___Jerry Singleton___   Title: Chief Executive Officer
Date: ___2/22/19___